

Mail Stop 3561

October 1, 2018

Brian T. Olsavsky
Chief Financial Officer
Amazon.com Inc.
410 Terry Avenue North
Seattle, Washington 98109

> **Re: Amazon.com Inc.**
> **Form 10-Q for the Quarterly Period Ended June 30, 2018**
> **Filed July 27, 2018**
> **File No. 0-22513**

Dear Mr. Olsavsky:

We have reviewed your August 30, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 13, 2018 letter.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Note 1 – Accounting Policies

Revenue, page 8

1. We have reviewed your response to our prior comment four. Based on your proposed revised disclosures, it continues to be unclear when revenue related to these services is recognized. Please further revise your disclosures to clarify the following items by reference to ASC 606-10-50-12 and 606-10-25-30:
    *   If true, please state that commissions for third-party seller services is recognized when the products are shipped. In addition, please state when services related to fulfillment and shipping are satisfied.

- Discuss which services in your AWS arrangements are recognized at a point in time and which are recognized over time. In addition, for services recognized at a point in time, please disclose the particular point when revenue is recognized.
- Discuss the nature of your advertising services that are recognized at a point in time and those that are recognized over time. Tell us what consideration you gave to recognizing revenue when impressions are delivered.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli (Staff Attorney) at (202) 551-6521 or Mara Ransom (Assistant Director) at (202) 551-3264 or me at (202) 551-3344 with any other questions.

Sincerely,

/s/ Jim Allegretto for

William H. Thompson
Accounting Branch Chief
Office of Consumer Products